Exhibit 99.1

News Release

Intec Pharma Announces Proposed Public Offering of Ordinary Shares

JERUSALEM (April 10, 2018) – Intec Pharma Ltd. (NASDAQ and TASE: NTEC) today announced the launch of an underwritten public offering of its ordinary shares. In connection with this offering, Intec Pharma also intends to grant the underwriters a 30-day option to purchase up to an additional 15% of the number of ordinary shares being offered to cover over-allotments. All ordinary shares in the offering are being offered by Intec Pharma. The offering is subject to market conditions and there can be no assurance as to whether the offering may be completed, or as to the actual size or terms of the offering.

Oppenheimer & Co. Inc. is acting as the sole book-running manager in the offering.

Intec Pharma intends to use the net proceeds from the offering to fund its Phase III clinical trial for Accordion Pill Carbidopa/Levodopa, the company’s leading product candidate for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, to advance its pre-commercial activities and for working capital and other general corporate purposes.

The ordinary shares described above will be issued pursuant to a registration statement on Form F-3 previously filed with and subsequently declared effective by the Securities and Exchange Commission (SEC) on June 19, 2017. A preliminary prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov.

Before buying any ordinary shares of Intec Pharma in the offering, you should carefully read the preliminary prospectus supplement and the accompanying prospectus, together with the information incorporated by reference therein. These documents contain important information that you should consider when making your investment decision. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to these ordinary shares may be obtained from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York, 10004, or by telephone, at 212-667-8563, or e-mail at EquityProspectus@opco.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: (i) Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and (ii) AP-Cannabinoids, an Accordion Pill which is being developed to deliver either or both of the primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), for various indications including low back neuropathic pain and fibromyalgia.

Safe Harbor Statement

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements within the meaning of the federal securities laws. This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters, and include statements regarding the proposed public offering and the intended use of proceeds from the offering. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; market receptivity to the proposed offering and the value of the Company’s securities; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contact:

Anne Marie Fields

VP-Corporate Communications

(845) 868-2262

amf@intec-us.com